September 2, 2025

Cyril A. Wallace, Jr.
Chief Executive Officer
REED'S, INC.
501 Merritt 7 Corporate Park
Norwalk, CT 06851

        Re: REED'S, INC.
            Registration Statement on Form S-1
            Filed on August 27, 2025
            File No. 333-289889
Dear Cyril A. Wallace, Jr.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Sarah Sidwell at 202-551-4733 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:    Steven Skolnick